THE COAST DISTRIBUTION SYSTEM, INC.

350 Woodview Avenue

Morgan Hill, California 95037

(408) 782-6686

October 3, 2013

VIA EDGAR

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attention:       Justin Dobbie, Legal Branch Chief

Re:	The Coast Distribution System, Inc. (File No. 1-9511):

Form 10-K for Year Ended December 31, 2012, Filed March 29, 2013, as amended April 30, 2013

Company Responses to SEC Staff Comment Letter dated September 24, 2013

Ladies and Gentlemen:

Set forth in the attachment to this letter are the responses of The Coast Distribution System, Inc. (the “Company” or “we” or “us”) to the comments of the Staff of the Securities and Exchange Commission in its letter dated September 24, 2013 (the “Comment Letter”) relating to the Company’s 2012 Annual Report on Form 10-K filed with the Commission on March 29, 2013 and amended on April 30, 2013.

If you have any questions or would like to discuss these responses with us, please do not hesitate to call me at (408) 782-6686, Ext. 2167.

Sincerely,

/s/ SANDRA A. KNELL
Sandra A. Knell, Executive Vice President & Chief Financial Officer

cc:	Ryan Adams

RESPONSES OF THE COAST DISTRIBUTION SYSTEM, INC. (FILE NO. 1-9511)

TO THE COMMENTS OF THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION

RELATING TO THE FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012, AS AMENDED

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2012

Certain Relationships and Related Transactions, page 15

1. YOU STATE HERE THAT THERE WERE NO TRANSACTIONS TO DISCLOSE PURSUANT TO ITEM 404(A) OF REGULATION S-K. HOWEVER, ON PAGE 24 OF YOUR DEFINITIVE PROXY STATEMENT FILED ON JULY 24, 2013, YOU IDENTIFY A RELATED PARTY TRANSACTION BETWEEN THE COMPANY AND LONE STAR RV, INC.

PLEASE EXPLAIN TO US THE APPARENT INCONSISTENCY.

Company Response:

The disclosure in Item 13 of Amendment No. 1 to Form 10-K was based on our understanding (which we subsequently learned was incorrect) that, in the case of stockholders, Item 404(a) of Regulation S-K required disclosure of related party transactions involving holders of more than 10% of our outstanding shares. As a result, the statement in Item 13, that “there were no transactions or any series of similar transactions engaged in by the Company in which any . . . holder of more than 10% of our common stock . . . had any direct or indirect material interest” was literally correct. Our misunderstanding of Rule 404(a) in this regard was unintentional.

In connection with the preparation of the Proxy Statement for our 2013 Annual Stockholders Meeting, we were advised that Item 404(a) of Regulation S-K requires the disclosure of any transaction or series of transactions in which any beneficial owner of more than 5% of our shares has a direct or indirect material interest. Therefore, because Lone Star RV Sales, Inc. was the beneficial owner of approximately 5.1% of our outstanding shares as of the record date for our 2013 Annual Stockholders Meeting, we included in the Proxy Statement a description of our 2012 product sales to Lone Star RV Sales, Inc. which, as disclosed in the Proxy Statement, were made by us in the ordinary course of our business and on the same terms, including prices, as sales in similar quantities of comparable products that we made to unaffiliated customers.

2. WE ALSO NOTE YOUR DISCLOSURE ON PAGE 2 THAT ONE OF YOUR DIRECTORS IS A SHAREHOLDER AT A LAW FIRM THAT PROVIDED LEGAL SERVICES TO THE COMPANY IN 2012. PLEASE PROVIDE US WITH THE BASIS FOR YOUR CONCLUSION THAT YOU WERE NOT REQUIRED TO INCLUDE DISCLOSURE REGARDING THIS RELATIONSHIP PURSUANT TO ITEM 404(A) OF REGULATION S-K.

Company Response:

The fees paid by the Company to the law firm in question in fiscal 2012 were substantially less than the $120,000 that is the threshold for reporting related party transactions pursuant to Item 404(a) of Regulation S-K. Moreover, we have been informed by that law firm that those fees represented substantially less than 1% of its gross revenues in 2012. This was also the case in our fiscal years ended December 31, 2011 and 2010.

Acknowledgements

We also acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.